Exhibit (a)(5)(iv)

An Important Reminder to All ESPP Participants

The current ESPP offering period ends April 30, 2009, however, with the recent acquisition announcement, it is very likely that the offering period will be shortened to accommodate the Exar Tender Offer due date under the merger agreement. If the ESPP subscription period ends prior to April 30, 2009 all money contributed to the plan to that point will be used to purchase Hifn shares at $2.55 per share. At that time you can sell the shares on the open market or at the election of the holder of such shares, tender the shares for either:

•	$1.60 in cash and 0.3529 shares of Exar common stock, or

•	$4.00 in cash,

as part of the exchange agreement between Exar and Hifn.

Please note that as part of the agreement, you are not allowed to increase your percentage of contributions into the ESPP plan for the duration of this period. You can elect to withdraw from the ESPP subscription, by completing a Notice of withdrawal, at any time prior to the purchase of the shares.

While we don’t have a definitive acquisition date, you will be notified in advance should the subscription period end prior to April 30, 2009!